EXHIBIT 99.1

CELL KINETICS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS

To be held on October 7, 2008

TO THE SHAREHOLDERS OF CELL KINETICS LTD.:

You are cordially invited to attend the Annual and Extraordinary General Meeting of the Shareholders of Cell Kinetics Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on October 7, 2008, at the Company’s offices at 2 Yodfat Street, Lod 71291 Israel (the “Meeting”) for the following purposes:

1.
To elect Ms. Lauri A. Hanover and Mr. David Arie to the board of directors of the Company (the “Board”) to serve as External Directors of the Company (each an “External Director”), as such term is defined in the Israeli Companies Law-1999 (the “Companies Law”), for a period of three years pursuant to the Companies Law.

2.
To reelect Messrs. Jacob S. Weiss, Mitchell H. Freeman, Daniel A. Luchansky and to elect Ms. Jaclynn Fischman Shweky and Mr. Shmuel Peretz to the Board until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified.

3.	To approve the compensation to be paid to the Company’s External Directors.

4.	To approve the compensation to be paid to the Company’s directors who are not Company employees or consultants.

5.
To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2008 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with the Companies Law.

6.
To increase the share capital of the Company such that following such increase the Company’s share capital shall be NIS 500,000 (five hundred thousand New Israeli Shekels), divided into 50,000,000 (fifty million) Ordinary Shares, nominal value NIS 0.01 each, and to amend the Company’s Articles of Association to reflect such increase of share capital.

7.	To amend Article 74.1 to the Company’s Articles of Association with respect to the period in which a posted notice or document be deemed served, as described in Proposal 7 of the Proxy Statement.

8.	To receive and consider the Company’s audited financial statements for the year ended December 31, 2007.

9.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

The Board recommends the approval of each of these proposals. The matters contained in Proposals 3 and 4 will only be brought to the shareholders for a vote if, prior thereto the Company’s Audit Committee and afterwards the Board, approve such proposals.

The Board has fixed the close of business on September 2, 2008 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 2 through 7 are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 1 is a special resolution which requires the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that either (a) such majority must include at least one third of the shares of Non-Controlling Shareholders voted on the matter, or (b) the total shares of Non-Controlling Shareholders voted against the election may not represent more than one percent of the aggregate voting rights of the Company.

The presentation to the Company’s shareholders for consideration of its audited Financial Statements for the fiscal year ended December 31, 2007 described in Proposal 8 does not require a vote of shareholders. The audited Financial Statements are attached to this Proxy Statement.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual and Extraordinary General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 24 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 10.3 of the Articles of Association of the Company, the vote of the senior of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Thank you for your cooperation.	Very truly yours, By Order of the Board of Directors

Date: August 27, 2008	Jacob S. Weiss Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 24 HOURS PRIOR TO THE MEETING.

PROXY STATEMENT

CELL KINETICS LTD.
2 Yodfat Street
Lod 71291 Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on October 7, 2008

You are cordially invited to attend the Annual and Extraordinary General Meeting of the Shareholders of Cell Kinetics Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on October 7, 2008, at the Company’s offices at 2 Yodfat Street, Lod 71291 Israel (the “Meeting”) for the following purposes:

1.
To elect Ms. Lauri A. Hanover and Mr. David Arie to the board of directors of the Company (the “Board”) to serve as External Directors of the Company (each an “External Director”), as such term is defined in the Israeli Companies Law-1999 (the “Companies Law”), for a period of three years pursuant to the Companies Law.

2.
To reelect Messrs. Jacob S. Weiss, Mitchell H. Freeman, Daniel A. Luchansky and to elect Ms. Jaclynn Fischman Shweky and Mr. Shmuel Peretz to the Board until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified.

3.	To approve the compensation to be paid to the Company’s External Directors.

4.	To approve the compensation to be paid to the Company’s directors who are not Company employees or consultants.

5.
To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2008 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with the Companies Law.

6.
To increase the share capital of the Company such that following such increase the Company’s share capital shall be NIS 500,000 (five hundred thousand New Israeli Shekels), divided into 50,000,000 (fifty million) Ordinary Shares, nominal value NIS 0.01 each, and to amend the Company’s Articles of Association to reflect such increase of share capital.

7.	To amend Article 74.1 to the Company’s Articles of Association with respect to the period in which a posted notice or document be deemed served, as described in Proposal 7 of the Proxy Statement.

8.	To receive and consider the Company’s audited financial statements for the year ended December 31, 2007.

9.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board. The Company knows of no other matters to be submitted at the Meeting other than as specified in this Proxy Statement and in the Notice of Annual General Meeting of Shareholders attached to this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is, in Israel, 2 Yodfat Street. Lod 71291 Israel or in the United States, c/o American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 24 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about September 3, 2008. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith. If your shares are held in “street name,” you must get a proxy from your broker or bank in order to attend the Meeting and vote.

If directions are not given on a signed and returned proxy card or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on September 2, 2008 are entitled to notice of and to vote at the Meeting. The Company had 19,993,435 Ordinary Shares issued and outstanding on July 31, 2008, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding a majority of the voting rights, will constitute a quorum at the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time (October 14, 2008 at 10:00 A.M.) at the same location as the adjourned Meeting or in case that the Meeting is to be postponed due to lack of quorum, the Meeting can be postponed to such day, time and place as the Chairman of the Board may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy. At such adjourned Meeting, any shareholder(s) present in person or by proxy and holding at least 25% of the voting rights in the company shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was originally convened.

Votes Required. Proposals 2 through 7 are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 1 is a special resolution which requires the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the shares of Non-Controlling Shareholders voted on the matter, or the total shares of Non-Controlling Shareholders voted against the election may not represent more than one percent of the voting rights of the Company.

The presentation to the Company’s shareholders for consideration of its audited Financial Statements for the fiscal year ended December 31, 2007 described in Proposal 8 does not require a vote of shareholders. The audited Financial Statements are attached to this Proxy Statement.

After the vote on Proposals 1 and 2 at the Meeting, for the election of Ms. Lauri A. Hanover and Mr. David Arie as External Directors, for the reelection of Messrs. Jacob S. Weiss, Mitchell H. Freeman and Daniel A. Luchansky and for the election of Ms. Jaclynn Fischman Shweky and Mr. Shmuel Peretz to the Board, the Meeting will adjourn until approximately 11:00 a.m. If Ms. Hanover and Mr. Arie are elected as External Directors and the above-listed director nominees are elected or reelected to the Board, as the case may be, during this adjournment, the Company’s Audit Committee, then comprised of Ms. Shweky, Ms. Hanover and Mr. Arie will consider and vote upon the proposed compensation arrangements for the External Directors and for the Company’s directors who are not Company employees or consultants (Proposals 3 and 4). If the Company’s Audit Committee approves the compensation arrangements described in Proposals 3 and 4, the Board then will consider and vote upon these matters before the Meeting reconvenes.

If during the adjournment, the Company’s Audit Committee and the Board shall have approved the compensation arrangements described in Proposal 3 and 4, then when the Meeting reconvenes at approximately 11:00 a.m., the shareholders will vote upon the matters so approved and the other proposals being presented at the Meeting. If during the adjournment, the Company’s Audit Committee and the Board of Directors do not approve the compensation arrangements, then when the Meeting reconvenes the shareholders will consider only the other matters being presented in Proposals 5, 6 and 7 and any other matters that may be approved by the Company’s Audit Committee and the Board. Votes cast for any item that is not ultimately presented to the shareholders once the Meeting reconvenes will be discarded.

The Board recommends the approval of each of the following proposals.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of July 31, 2008, the number of Ordinary Shares beneficially owned by (i) each of the Company’s officers and directors, and (ii) all of the Company’s shareholders that, to the best of the Company’s knowledge, own more than 5% of its outstanding Ordinary Shares. The percentages below are based on 19,993,435 Ordinary Shares outstanding as of July 31, 2008:

Name or Group	Ordinary Shares Beneficially Owned(1)
	Number	Percentage
Medis El Ltd.	16,500,000(2)	82.53%
Jacob S. Weiss	20,537(3)	*
Dr. Asaf Ben-Arye	272,250(4)	1.34%
Israel Fisher	—	—
Mitchell H. Freeman	18,750(4)	*
Andrew A. Levy(5)	18,750(4)	*
Daniel A. Luchansky	18,750(4)	*
All of the executive officers and directors as a group (six persons)	349,037(6)	1.72%
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*  Less than 1%.

(1)
“Beneficial Ownership” means the sole or shared power to direct the voting or investment of a security, including securities subject to options, warrants or other common stock equivalents which are exercisable or will be exercisable within 60 days of July 31, 2008.

(2)	Medis El Ltd. is a wholly owned subsidiary of Medis Technologies Ltd., a Delaware corporation (Nasdaq: MDTL).

(3)	Includes options to acquire 18,750 Ordinary Shares and warrants to acquire 594 Ordinary Shares.

(4)	Represents options to acquire Ordinary Shares.

(5)
Mr. Andrew A. Levy, a member of the Board since his appointment on July 20, 2007, resigned his position on August 19, 2008 not due to a disagreement with the Company on any matter relating to its operations, policies or practices. Mr. Levy was elected to the Board of Directors of Medis Technologies Ltd. on August 11, 2008.

(6)	Includes options to acquire 347,250 Ordinary Shares and warrants to acquire 594 Ordinary Shares.

PROPOSAL 1

ELECTION OF EXTERNAL DIRECTORS

At the Meeting, the Board will propose that Ms. Lauri A. Hanover and Mr. David Arie be appointed to serve as External Directors of the Company, each for a term of three years.

Section 239 of the Companies Law, requires that companies whose shares are publicly traded have at least two External Directors on the board of directors. Under the Companies Law, the service term of an External Director is three years, and it may be extended for an additional three-year term. All other directors are elected annually. No person may be appointed as an External Director if the person or the person’s relative, partner, employer, any other person to whom he is, directly or indirectly, subordinated or any entity under the person’s control, has or had within the preceding two years any affiliation with the Company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes: (1) an employment relationship; (2) a business or professional relationship maintained on a regular basis; (3) control; and (4) service as an office holder, including as a director. Furthermore, no person may serve as an External Director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as director, or if the person is an employee of the Israel Securities Authority or of an Israeli Stock Exchange. If at the time of election of an External Director, all the others directors are of the same gender, at least one of the External Directors nominated to be elected must be of the other gender. Under the Companies Law, an External Director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, or if the board resolves that the statutory requirements for his or her appointment as External Director no longer exist, or that the External Director has violated his or her duty of loyalty to the company. The shareholder resolution regarding the termination of office of an External Director requires the same majority that is required for the election of an External Director. The court may order the termination of the office of an External Director on the same grounds, following a motion filed by a director or a shareholder of the company. If an External Directorship becomes vacant, the board of directors is required under the Companies Law to convene a shareholders meeting immediately to appoint a new External Director.

The audit committee must include all of the External Directors and any committee of the board of directors that is authorized to exercise any powers of the board of directors must include at least one External Director.

Set forth below is information about Ms. Lauri A. Hanover and Mr. David Arie, including their principal occupation, business history and any other directorships held.

Lauri A. Hanover has been serving as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm, since January 2008. Prior to that, she served as Senior Vice President and Chief Financial Officer of Lumenis Ltd. from 2004 through 2007 and as the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd. from 2000 to 2004. She previously served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V., from 1997 to 2000. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd. and from 1981 to 1984 as a financial analyst at Philip Morris Inc. (Altria). Since November 2003, Ms. Hanover has served as an External Director of Ellomay Capital Ltd., formerly NUR Macroprinters Ltd. Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor’s degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds a MBA from New York University.

David Arie served as Chief Financial Officer of the Bedek Aviation Group of Israel Aerospace Industries Ltd. from 1989 until 2003, when he retired. Between 1995 and 2003, Mr. Arie also served as a Director in two subsidiaries of Israel Aerospace Industries, one incorporated in the U.S. and the other incorporated in France. Prior to that time, Mr. Arie served as Chief Financial Officer at Elta Electronic

Industries Ltd., from 1978 through 1989 and as Elta’s controller from 1973 through 1978. Mr. Arie previously served as Chief Financial Officer at Moldevski Brothers. He is currently a member of the Board of Directors of Elbit Imaging and Biolight. Mr. Arie studied Accounting in the Tel Aviv Branch of the Hebrew University of Jerusalem.

Pursuant to the Companies Law, at least one of the elected External Directors must have “accounting and financial expertise” and any other External Director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

The Companies Law provides that a nominee for a position of an External Director shall have declared to the Company that he or she complies with the qualifications for appointment as an External Director. Both of the proposed nominees have declared to the Company that they comply with the qualifications for appointment as External Directors and that they intend to serve as an External Directors if elected.

The Board has determined that the nominees meet the legal requirements for an External Director and has further determined that each of Ms. Hanover and Mr. Arie has accounting and financial expertise.

The Board recommends that the shareholders vote FOR the election of Ms. Lauri A. Hanover and Mr. David Arie as External Directors of the Company.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, to elect each of Ms. Lauri A. Hanover and Mr. David Arie as External Directors of the Company for a term of three years and until their respective successors are duly elected.”

According to the Companies Law, the affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect an External Director, including at least one-third of the shares voted at the Meeting by Non-Controlling Shareholders, or the total shares of the Non-Controlling Shareholders voted against the resolution do not represent more than one percent of the voting rights in the Company. For this purpose, abstentions are not counted as Non-Controlling Shareholder votes.

A “Controlling Shareholder” is defined by the Companies Law as a person or entity that has the ability to direct the actions of the company (other than such ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the Company’s directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a Controlling Shareholder, unless another person holds more than 50% of the voting power. Each shareholder should seek legal counsel as to whether such shareholder is deemed a “Controlling Shareholder.” Medis El Ltd. is the only Controlling Shareholder of which the Company is aware.

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Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 2

ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to elect five nominees to serve on the Board as follows: Jacob S. Weiss, Mitchell H. Freeman, Daniel A. Luchansky, Jaclynn Fischman Shweky and Shmuel Peretz.

Section 239 of the Companies Law, requires that companies whose shares are publicly traded have at least two External Directors on the board of directors. Their term of service is three years, and they may be elected to serve for up to two three-year terms. The election of new External Directors is presented in Proposal 1 above.

The members of the Board other than the External Directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including External Directors) shall be determined from time to time by the Annual General Meeting, provided that it shall not be less than two nor more than eleven. If at a general meeting of the Company, new directors in the minimum amount specified pursuant to the Articles are not elected, the directors who held office until such time shall continue to hold office, until they are replaced at the Company’s general meeting.

It is the intention of the persons named in the proxy to vote for the election of the five nominees named above, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board may propose. All nominees listed below have advised the Board that they intend to serve as directors if elected.

The nominees and certain information about them is set forth below:

Jacob S. Weiss has been the Company’s Chairman of the Board since October 1, 2007 and one of its directors since inception. He is also President of Medis Technologies Ltd. (“Medis”), the Company’s parent company, since April 2006 and is a member of Medis’ board of directors. He was Medis’ Senior Vice President — Business Development from August 2000 until April 2006 and was a consultant to More Energy Ltd., a subsidiary of Medis. Mr. Weiss served as the Corporate Vice President and General Counsel to Israel Aerospace from 1996 to 2000. Prior to that time, he was Deputy General Counsel — International Division of Israel Aerospace. Previously, Mr. Weiss served as Chief Executive Officer of ImageSat International, a company established by Israel Aerospace to commercialize its remote sensing satellite technology.

Mitchell H. Freeman is a consultant and private investor focused on strategic financial advisory activities, business development and capital raising opportunities. From January 2003 to September 2005, he was Chief Executive Officer of Freeman Meyer and Associates, LLC, a financial advisory and consulting firm specializing in business development, turnarounds, strategic financial advisory assignments and capital investment projects. In February 1994, Mr. Freeman founded Interactive Ventures Incorporated, a value added reseller of interactive voice response systems to the regional shopping center industry, and served as its Chief Executive Officer until the sale of the business in February 2001. He was also a founding director and shareholder of a major central station alarm company providing high level security to commercial businesses in New York City, a business that was sold in 1997. Mr. Freeman has served in other senior level investment banking and management positions, primarily in investment banking and real estate, at Fuji-Wolfensohn Inc., a joint venture between James D. Wolfensohn, Inc., an international investment banking firm and Fuji Bank; Corporate Property Investors; Lazard Realty Inc. (a

subsidiary of Lazard Freres & Co. LLC); and J.P. Morgan Investment Management Inc. Mr. Freeman is a founding member and Chairman of the Board of Replications Inc., a not-for-profit education organization committed to replicating successful public schools in new environments. He holds an MBA from Columbia University and holds a B.A. from George Washington University. Mr. Freeman is currently a member of the Board of Directors of Medis and serves as the Chairman of its Audit Committee and serves as a member of its Compensation Committee.

Daniel A. Luchansky has been President and Chief Executive Officer of DCL Holdings LLC, a privately held alternative energy start-up focusing on the solar power and renewable energy industries, since 2006. Mr. Luchansky has spent the past twenty-five years as an investment professional involved in all aspects of asset management including credit and equity analysis, as well as trading and portfolio management in a broad range of asset classes. From 1986 to 2006, Mr. Luchansky served in various capacities with Merrill Lynch Investment Managers and its successor, BlackRock, Inc., most recently as a Director in charge of convertible investing for the Americas Fixed Income Division. In this capacity, Mr. Luchansky was responsible for making primary and secondary market investments in both public and private companies issuing convertible securities, with holdings in excess of $650 million. Concurrently, Mr. Luchansky served as the senior analyst covering the Oil and Gas and Alternative Energy sectors, with holdings in excess of $750 million. Previously, Mr. Luchansky was Senior Portfolio Manager for the Merrill Lynch Convertible Fund, ML Convertible Holdings, the Global Convertible Fund, and the offshore Convertible Securities Portfolio. He also served as co-manager of the Merrill Lynch World Income Fund. He was responsible for initiating the first convertible arbitrage program in several public mutual funds within the Merrill Lynch Investment Managers complex in the early 1990s. Also during this period, Mr. Luchansky was instrumental in representing and protecting stakeholders interests in several highly visible negotiations notably with Emmis Communications, Wyndham International, Energy Corporation of America, Benton Oil & Gas, and Alliant Computer. Mr. Luchansky was instrumental in the financing which founded Allied Waste Industries, a leading pollution control company in 1993. Prior to joining Merrill Lynch, Mr. Luchansky was an Investment Officer, equity analyst and credit analyst for First Fidelity Bank, a predecessor of Wachovia Bank, including acting as co-manager of The Value Fund, a private equity fund affiliated with First Fidelity Bank. Mr. Luchansky received his MBA from Monmouth University and his B.S. from Kean University. Mr. Luchansky is a member of the Board of Director of Medis and serves on its Audit Committee.

Jaclynn Fischman Shweky is a partner at Set To Celebrate, LLC, a business for retail and wholesale party décor since 2005. Between the years 2003–2005, she served as Vice President of Ricochet Public Relations, a media relations firm specializing in technology and biotech. Prior to that, between 2000 and 2003, she served as Development Team – Interim Chief Operating Officer at Global Auction Network, a cross-platform, transactional television network start-up. Between the years 1999-2000, Mrs. Shweky served as President and Chief Operating Officer of The Telemedia Accelerator, an incubator created by Bear Stearns to drive the growth of young companies developing technology and content for digital broadband and broadcasting. From 1997-1999, she was Associate Director of Strategic Product Development for the Sarnoff Corporation, responsible for finding commercial applications for technologies developed under government contract. Prior to 1997, through a consulting firm she founded, she built industry-specific project teams to develop business plans, product development plans and growth strategies for small to mid-sized companies. Mrs. Shweky holds a B.A. in Industrial Design from Central St. Martins College, London, England.

Shmuel Peretz served as president of Israel Aerospace Industries European division, between the years 1997-2002. Prior to that, Mr. Peretz served in several positions at Israel Aerospace Industries, including Vice President (Finance) between the years 1992-1996, deputy Vice President (Finance) between the years 1985-1991, Treasurer between the years 1983-1984 and Financial Representative in the United States between 1979-1982. In addition, Mr. Peretz served as a director in several companies, including Elta Ltd., Magal Ltd. and Belgium Advanced Technology Systems (BATS). He was also a director of Medis from 1997 to 2003 and of Medis El from 1992 to 2003. Mr. Peretz holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem, and an MBA from the New York Institute of Technology.

The Board recommends that the shareholders vote FOR the election of the directors mentioned above.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Jacob S. Weiss, Mitchell H. Freeman, Daniel A. Luchansky, Jaclynn Fischman Shweky and Mr. Shmuel Peretz, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

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Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 3

RATIFICATION AND APPROVAL OF COMPENSATION TO BE PAID TO THE COMPANY’S EXTERNAL DIRECTORS

Under the Companies Law, the payment of compensation to an External Director, within the meaning of the Companies Law, is required to be approved by the audit committee, board of directors and the shareholders, in that order. The form and amount of compensation of an External Director, is governed by regulations promulgated under the Companies Law, and an External Director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. According to the applicable regulations, in general, all External Directors are required to receive the same compensation, an External Director must be informed of the compensation prior to his or her acceptance of the nomination to serve as an External Director and the compensation may not be modified during each three year term of service as an External Director (other than to conform to the terms of a newly appointed External Director). Under the applicable regulations, a company must pay its External Directors compensation in the form of an annual fee and a per meeting attendance fee in an amount determined in such regulations.

Subject to and effective as of the election of each of Ms. Hanover and Mr. Arie as External Directors for the three-year term at the Meeting (see Proposal 1), and for the duration of their service in such capacity, it is proposed to pay to Ms. Hanover and Mr. Arie compensation in the form of an annual fee and a per meeting attendance fee equal to the minimum statutory amount applicable to companies of the Company’s size, as set forth from time to time, in the applicable regulations (the “Minimum Statutory Amount”).

The External Directors shall receive options to purchase 25,000 of the Company’s Ordinary Shares (the “External Director Options”). Such External Director Options will be governed by the Company’s 2007 Equity Incentive Plan (the “Plan”). The terms of the options are:

•	Exercise Price Per Share: Equal to the closing price of the Ordinary Shares on the OTC Bulletin Board on the date of the Meeting.

•	Vesting Schedule: External Director Options to purchase 6,250 Ordinary Shares shall vest at the end of each calendar quarter with the first batch vesting on December 31, 2008.

•	Expiration Date: The seventh anniversary of the date of the meeting on which the External Directors shall be appointed.

In accordance with applicable law, the above External Director Options awarded to the External Directors are calculated in such a manner that each of them shall receive (i) no less then the number of options provided to any other non-employee director and (ii) no more than the average number of options awarded to all other non-employee directors as a group.

The aforementioned compensation and options have been approved by the Company’s Audit Committee and the Board, subject to shareholder approval.

The Board recommends a vote FOR the ratification and approval of the compensation arrangements described above for each of the External Directors.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, subject to and effective as of the appointment of Ms. Hanover and Mr. Arie as our External Directors and for the duration of their service in such capacity, to pay to Ms. Hanover and Mr. Arie compensation in the form of an annual fee and per meeting attendance fee at the Minimum Statutory Amounts and to issue to each options to purchase 25,000 Ordinary Shares as described in the proxy statement.”

__________

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 4

APPROVAL OF COMPENSATION TO BE PAID TO THE COMPANY’S DIRECTORS WHO ARE NOT COMPANY EMPLOYEES OR CONSULTANTS

It is proposed that the compensation package for directors who are not employees or paid consultants shall be in accordance with the rates paid to the Company’s External Directors. As such, directors who are not employees or consulting directors shall receive compensation in the form of an annual fee and a per meeting attendance fee equal to the Minimum Statutory Amount. Such compensation has been approved by the Company’s Audit Committee and the Board, subject to shareholder approval.

In addition, the non employee/ consulting directors shall receive options to purchase 25,000 of the Company’s Ordinary Shares (the “Director Options”). Such Director Options will be governed by the Plan. The terms of the Director Options are as set forth under Proposal 3 above in respect of External Director Options.

The Board recommends a vote FOR the approval of the compensation arrangements described above for each of the directors of the Company (including directors appointed in the future but excluding External Directors) who are not employees or paid consultants of the Company.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, to approve the proposed compensation arrangements to all directors of the Company (including directors appointed in the future but excluding External Directors) who are not employees or paid consultants of the Company.”

__________

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 5

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Under the Companies Law, at its annual meeting, a company must appoint its auditors who shall serve in office until the end of the following annual meeting.

At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2008 and for such additional period until the next Annual Shareholders’ Meeting, and that the Board will be authorized by the Shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Kost, Forer, Gabbay & Kasierer has served as the Company’s independent auditors since 2006 and has served as the independent auditors of the Company’s controlling shareholder, Medis El since 2003. The financial results of the Company have been consolidated in Medis’ financial statements since the Company’s inception.

The table below summarizes the audit and other fees paid and accrued by the Company to Kost Forer Gabbay & Kasierer, during each of 2006 and 2007 (in U.S. Dollars):

	Year Ended December 31,
	2007	2006
Audit Fees	$30,000	–
Audit-Related Fees	$20,000	$85,000
Tax Fees	$11,000	$11,000
Total	$61,000	$96,000

Fees for audit services include fees associated with the audit of the Company’s annual financial statements and services provided by its auditors in connection with statutory and regulatory filings or engagements, including review of documents filed with the SEC. Audit-related fees relate to assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of its financial statements. Tax fees included tax compliance and tax consultations.

The Board recommends a vote FOR (i) the re-appointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company; and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, reappointed as the independent auditors of the Company for the fiscal year ending December 31, 2008 and for such additional period until the next annual shareholders’ meeting. The Board be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

__________

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 6

INCREASE OF SHARE CAPITAL AND AMENDMENT OF ARTICLES OF ASSOCIATION

The Board has recommended that the registered share capital of the Company be increased by an additional 20,000,000 Ordinary Shares, nominal value NIS 0.01 each, such that, following such increase the registered share capital of the Company shall be NIS 500,000 divided into 50,000,000 Ordinary Shares, nominal value NIS 0.01 each, and that Article 6 of the Company’s Articles of Association be amended accordingly.

Under the Companies Law, the increase of a company’s registered share capital is subject to shareholders approval.

Although the Company does not have any definitive plans, proposals or arrangements to issue additional Ordinary Shares, the increase in Ordinary Shares would allow the Company to meet its future business needs as they arise. These purposes could include, among other things, the sale of shares to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes. At this time, the Company has no definitive plans to issue any of the additional shares to acquire any other company, property or assets.

The issuance of additional Ordinary Shares may adversely affect the market price of the Company’s Ordinary Shares and may result in dilution of the beneficial ownership interests and/or voting power of the Company’s existing ordinary shareholders.

 The additional authorized Ordinary Shares would have rights identical to the Company’s Ordinary Shares currently outstanding. Approval of the proposed increase in the number of authorized Ordinary Shares and any issuance of Ordinary Shares would not affect the rights of existing holders of the Company’s Ordinary Shares, except for the effects incidental to increasing the outstanding number of Ordinary Shares, such as dilution of earnings per share, if any, and dilution of voting rights of existing holders of Ordinary Shares.

For the increase of the Company’s registered share capital to be approved, the resolution must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon.

The Board recommends that the shareholders vote FOR the above-mentioned increase of the Company’s share capital.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, to increase the registered share capital of the Company such that following such increase, the Company’s share capital shall be NIS 500,000 (five hundred thousand New Israeli Shekels), divided into 50,000,000 (fifty million) Ordinary Shares, nominal value NIS 0.01 each; and

FURTHER RESOLVED, to amend Article 6 of the Company’s Articles of Association such that, following such amendment, Article 6 shall read as follows:

6.           Share Capital

The share capital of the Company is NIS 500,000 (five hundred thousand New Israeli Shekels) divided into fifty million (50,000,000) Ordinary Shares of a nominal value of one Israeli Agora (NIS 0.01) each (the “Ordinary Shares”).

The rights attached to the Ordinary Shares shall be all the rights in the Company including, without limitation, the right to receive notices of shareholders meetings, to attend and vote at shareholders’

meetings, to participate in distribution of dividends and to participate in distribution of surplus assets and funds in liquidation of the Company.”

__________

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 7

APPROVAL OF AN AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION REGARDING NOTICE

Article 74.1 of the Company’s Articles of Association currently provides that any notice by the Company to a shareholder or by a shareholder to the Company, shall be deemed to have been served two business days after it has been posted (seven business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two days or seven days, as the case may be.

At the Meeting it is intended that this Article be amended such that any notice by the Company to a shareholder or by a shareholder to the Company, shall be deemed to have been served five days after it has been posted, or when actually received by the addressee if sooner than five days.

The Board recommends a vote FOR the amendment of Article 74.1 of the Company’s Article of Association such that any notice by the Company to a shareholder or by a shareholder to the Company, shall be deemed to have been served five days after it has been posted, or when actually received by the addressee if sooner than five days.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, that Article 74.1 of the Company’s Articles of Association be replaced with the following Article 74.1:

Any written notice or other document may be served by the Company on any shareholder either personally or by sending it by prepaid registered mail addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Address. Any such notice or other document, shall be deemed to have been served five (5) days after it has been posted, or when actually received by the addressee if sooner than five days after it has been posted, provided, however, that notice may be sent to any or all shareholders by cablegram, telex, telecopier (facsimile), email or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such cablegram, telex, telecopy, email or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 74.1.”

__________

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

PROPOSAL 8

CONSIDERATION OF FINANCIAL STATEMENTS AND AUDITORS’ REPORT

At the Meeting the shareholders shall receive and consider the Auditor’s Report and the Financial Statements of the Company for the fiscal year ended December 31, 2007, a copy of which is attached hereto as Appendix A. The Company’s audited financial statements for the year ended December 31, 2007 are also included in the Company’s 2007 annual report on Form 20-F filed with the U.S. Securities and Exchange Commissions (the “SEC”) on June 30, 2008 and found on its website at www.sec.gov. The Company’s 2007 annual report on Form 20-F is not part of these proxy solicitation materials.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Company knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to “Foreign Private Issuers,” as such term is defined under the rules promulgated under the Exchange Act, and the Company fulfills the obligations with respect to those requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operations of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings also are available to the public from the SEC’s website at www.sec.gov. As a Foreign Private Issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement does not signify that the Company is subject to, or have chosen to comply with, the Exchange Act rules relating to the furnishing or content of proxy statements.

IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY BY MAIL. THE PROXY MAY BE REVOKED AT ANY TIME BY YOU BEFORE IT IS EXERCISED. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW ANY PROXY AND VOTE YOUR OWN ORDINARY SHARES.

By Order of the Board of Directors

Jacob S. Weiss CHAIRMAN OF THE BOARD OF DIRECTORS

Lod, Israel Date: August 27, 2008

APPENDIX A

INDEX

Page

Cell Kinetics Ltd. Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements

Balance Sheets as of December 31, 2006 and 2007	F-3

Statements of Operations for the years ended December 31, 2005, 2006 and 2007	F-4

Statements of Stockholders’ Equity for the years ended December 31, 2005, 2006 and 2007	F-5

Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-6

Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cell Kinetics Ltd.

We have audited the accompanying carve-out balance sheet of Cell Kinetics Ltd. (the “Company”) as of December 31, 2006 and the balance sheet as of December 31, 2007, and the related carve-out statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note B-9 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, effective January 1, 2006.

/s/ KOST FORER GABBAY & KASIERER
Tel Aviv, Israel June 30, 2008	KOST FORER GABBAY & KASIERER A MEMBER OF ERNST & YOUNG GLOBAL

Cell Kinetics Ltd.

Balance Sheets
(in U.S. dollars)

	December 31,
	2006* (Note A-2)	2007
ASSETS
Current assets
Cash and cash equivalents	$19,000	$4,000
Other accounts receivable and prepaid expenses	63,000	7,000
Total current assets	82,000	11,000
Issuance costs on rights offering (Note E)	—	512,000
Property and equipment, net	230,000	55,000
Goodwill	2,212,000	2,212,000
Severance pay fund	182,000	139,000

Total assets	$2,706,000	$2,929,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$61,000	$116,000
Accrued expenses and other current liabilities (Note C)	272,000	141,000
Total current liabilities	333,000	257,000
Other long-term liabilities (Note D)	71,000	471,000
Accrued severance pay	219,000	157,000

Total liabilities	623,000	885,000
Commitments and contingent liabilities (Note F)
Stockholders’ equity (Note E)
Ordinary shares, .01 NIS par value; 30,000,000 shares authorized at December 31, 2006 and 2007; 16,500,000 shares issued and outstanding, at December 31, 2006 and 2007	2,000	39,000
Receipts on account of shares	37,000	—
Additional paid-in capital	60,499,000	62,556,000
Accumulated deficit	(58,455,000)	(60,551,000)
Total stockholders’ equity	2,083,000	2,044,000
Total liabilities and stockholders’ equity	$2,706,000	$2,929,000

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.

Statements of Operations
(in U.S. dollars)

	Year Ended December 31,
	2005* (Note A-2)	2006* (Note A-2)	2007* (Note A-2)
Operating expenses:
Research and development costs	$826,000	$1,079,000	$1,182,000
Marketing, general and administrative expenses	922,000	698,000	901,000
Total operating expenses	1,748,000	1,777,000	2,083,000
Interest expense	23,000	33,000	13,000
Net Loss	1,771,000	1,810,000	2,096,000
Basic and diluted net loss per share	$(.11)	$(.11)	$(.13)

Weighted-average number of ordinary shares used in computing basic and diluted net loss per share	16,722,973	16,722,973	16,722,973

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.

Statements of Stockholders’ Equity
(in U.S. dollars)

	Ordinary Shares
	Shares	Amount	Receipts on Account of Shares	Receivables in Respect of Shares Issued	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance at December 31, 2004 (Note A-2)*	16,722,973	2,000	37,000	(2,000)	56,970,000	(54,874,000)	2,133,000

Net loss	—	—	—	—	—	(1,771,000)	(1,771,000)
Funds from parent company	—	—	—	—	1,530,000	—	1,530,000
Stock options granted to directors	—	—	—	—	(2,000)	—	(2,000)
Stock options granted to non-employees	—	—	—	—	104,000	—	104,000

Balance at December 31, 2005 (Note A-2)*	16,722,973	2,000	37,000	(2,000)	58,602,000	(56,645,000)	1,994,000

Proceeds in respect of shares issued	—	—		2,000	—	—	2,000
Net loss	—	—	—	—	—	(1,810,000)	(1,810,000)
Funds from parent company	—	—	—	—	1,716,000	—	1,716,000
Stock-based payments to employees	—	—	—	—	181,000	—	181,000

Balance at December 31, 2006 (Note A-2)*	16,722,973	2,000	37,000	—	60,499,000	(58,455,000)	2,083,000

Net loss	—	—	—	—	—	(2,096,000)	(2,096,000)
Funds from parent company	—	—	—	—	1,802,000	—	1,802,000
Issuance of shares	—	37,000	(37,000)	—	—	—	—
Stock-based payments to employees	—	—	—	—	255,000	—	255,000

Balance at December 31, 2007 (Note A-2)*	16,722,973	$39,000	$—	$—	$62,556,000	$(60,551,000)	$2,044,000

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.

Statements of Cash Flows
(in U.S. dollars)

	Year Ended December 31,
	2005 (Note A-2)*	2006 (Note A-2)*	2007 (Note A-2)*
Cash flows from operating activities
Net loss	$(1,771,000)	$(1,810,000)	$(2,096,000)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization of property and equipment	65,000	64,000	44,000
Non-cash stock based compensation expense	102,000	181,000	255,000
Amortization of in-process research and development	—	—	50,000
Changes in operating assets and liabilities
Other accounts receivable and prepaid expenses	35,000	(29,000)	42,000
Accounts payable	(28,000)	41,000	63,000
Accrued expenses and other current liabilities	103,000	(104,000)	(76,000)
Other long-term liabilities, net	(24,000)	(24,000)	(11,000)
Accrued severance pay, net	25,000	(2,000)	6,000

Net cash used in operating activities	(1,493,000)	(1,683,000)	(1,723,000)
Cash flows from investing activities
Investment in early-stage company	—	—	(50,000)
Capital expenditures	(37,000)	(16,000)	(47,000)
Net cash used in investing activities	(37,000)	(16,000)	(97,000)
Cash flows from financing activities
Proceeds in respect of shares issued	—	2,000	—
Rights offering costs paid by parent company	—	—	316,000
Issuance cost on rights offering	—	—	(357,000)
Funds from the parent company	1,530,000	1,716,000	1,846,000
Net cash provided by financing activities	1,530,000	1,718,000	1,805,000
Net increase (decrease) in cash and cash equivalents	—	19,000	(15,000)
Cash and cash equivalents at beginning of the period	—	—	19,000

Cash and cash equivalents at end of the period	$—	$19,000	$4,000

Cell Kinetics Ltd.

Statements of Cash Flows
(in U.S. dollars)

 (Continued)

	Year Ended December 31,
	2005 (Note A-2)*	2006 (Note A-2)*	2007 (Note A-2)*
Supplemental disclosures of cash flow information:
Offering costs included in issuance costs on rights offering	$—	$—	$155,000
Carve out net balances at July 26, 2007*	$—	$—	$44,000

*
For the periods prior to July 26, 2007, the financial statements of Cell Kinetics Ltd., including the results of operations and cash flow, have been prepared on a carve-out basis from Medis Technologies Ltd. and Medis El Ltd. as is described in Note A-2.

The accompanying notes are an integral part of these financial statements.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE A — GENERAL MATTERS

1.	Nature of Business

Cell Kinetics Ltd. (“CKL” or the “Company”), an Israeli corporation, which as of December 31, 2007 was a wholly-owned subsidiary of Medis Technologies Ltd. (NASDAQ global market: MDTL)(“MTL”) and in January 2008 became a majority owned subsidiary as a result of its rights offering described below. CKL was formed in May 2002 and commenced operations in May 2006 to further refine and commercialize MTL’s CellScan and related technology, as a successor to Medis El Ltd. (“Medis El”), which is a wholly owned subsidiary of MTL.  CKL is seeking to exploit commercially an improved cell carrier under the Company’s CK ChipTM product line (the cell carrier was considered to be the nucleus of the Company’s CellScan system). This unique cell carrier can accommodate large quantities of living cells, each in individual wells, for measuring their reactions while in a static state. On November 5, 2007, CKL initiated a rights offering to MTL’s shareholders, offering them the opportunity to acquire in the aggregate an approximately 17.5% direct equity interest in CKL. Upon completion of the rights offering on January 7, 2008, CKL sold 3,492,788 of its ordinary shares at a price of $0.30 per share for total gross proceeds of approximately $1,048,000, less issuance costs aggregating approximately $593,000. Subscribers also received four year warrants (at the rate of one warrant for every two ordinary shares purchased) to purchase additional CKL ordinary shares at an exercise price of $0.60 per share. After the rights offering, MTL continued to own approximately 82.5% of CKL. The ordinary shares and four year warrants of CKL trade on the OTC Bulletin Board under the symbols CKNTF and CKNWF, respectively.

Since the inception of Medis El in July 1992, the Company, as successor to Medis El, has recorded revenues aggregating approximately $1,500,000 from the sale of its products, has incurred operating losses and has used cash in its operations. Accordingly, the Company has relied on financing from Medis El and MTL and, subsequent to the balance sheet date in 2008, proceeds from its rights offering to fund its research and development activities and other operating expenses. Management believes this dependence will continue unless it is able to successfully develop and market its products.

In furtherance of MTL’s plan to commercialize the Cell Carrier technology, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to CKL on July 26, 2007. MTL also has agreed to provide to CKL, over an 18 month period starting with the completion of the rights offering, an unrestricted capital contribution of up to $1,500,000 on an as needed basis. Furthermore, in the event that such $1,500,000 capital contribution along with other available funds would be insufficient for CKL to carry-out its operations for at least one year from the completion of the rights offering, MTL has agreed to provide CKL with additional financing from time to time to ensure that CKL will have sufficient funds to carry out its operations for at least one year from the completion of rights offering. Additionally, MTL and Medis El have agreed to provide office and laboratory facilities and administrative services to CKL at cost as a contribution to capital, for a period of at least 18 months from the completion of the rights offering.  On June 30, 2008, Medis El provided funding to the Company in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on the Company receiving alternative sources of financing for its operations or the sale of its business to or merger with a third party.  At the option of Medis El, any remaining balance on the promissory note may be contributed to the capital of the Company.

See Note E for a discussion of CKL’s rights offering. See notes F-1 and F-2 for a discussion of the service agreement for the period after the transfer of the CellScan and related intellectual property rights, the asset purchase agreement, and the license and service agreement for the period prior to such transfer.

All of CKL’s operating and long lived assets are located in Israel.

2.	Basis of presentation

As described in Note 1, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to CKL on July 26, 2007. These financial statements presents the historic financial position, results of operations and cash flows on a carve-out basis from Medis El and MTL as if CKL had operated as a stand alone entity subject to Medis El’s and  MTL’s control prior to July 26, 2007. The method and basis of allocations used in preparing the carve-out financial statements for such periods are described below. Management believes the assumptions made and methodology used in preparing the carve-out financial statements for such periods are reasonable and that all of CKL’s costs of doing business, comprised of those costs that are clearly applicable to CKL as well those that are reasonably

NOTE A — GENERAL MATTERS (Continued)

allocable due to expenses incurred by Medis El and MTL on CKL’s behalf, have been reflected in these carve-out financial statements and, as such, management does not believe that CKL’s costs of doing business would have been materially different had it operated as a privately held company on a stand alone basis.

For the periods prior to July 26, 2007, the financial statements of the Company, including the results of operations and cash flow, have been prepared on a carve-out basis from MTL. In preparing the carve-out financial statements for such periods, cost items and balance sheet items that have been identified as specifically related to CellScan operations, including the cell carrier, have been allocated to CKL on a 100% basis, while costs items that do not have such a direct relationship have been allocated on proportional basis. Accordingly, CellScan, including the cell carrier, related research and development costs (excluding occupancy, information technology and depreciation and amortization), patent costs and certain management costs have been allocated to CKL on a 100% basis. Costs related to shared services and corporate services, such as management and administration, stock based compensation, occupancy, accounting, legal, information technology, foreign currency translation adjustments and the like have been allocated to CKL on a proportional basis using an allocation base that would be expected to reasonably reflect the proportion of CKL’s incurrence of such costs. Costs categories included in research and development (other than those allocated on a 100% basis) have been allocated as follows: (i) occupancy and depreciation and amortization have been allocated based on relative square footage, and (ii) information technology costs have been allocated based on relative headcount. Marketing, general and administrative expenses (“G&A”) have been allocated based on relative costs. Management believes that the allocation method described above provides a reasonable allocation of costs.

Individual balance sheets accounts have been allocated in a manner that is consistent with their corresponding statement of operation accounts, with the exception of the following items:

Goodwill — Goodwill has been allocated to CKL based on MTL’s allocation of goodwill to its reporting units that was performed in connection with its January 1, 2002 implementation of SFAS 142 “Goodwill and Other Intangible Assets.” (“SFAS 142”). See Note B-7 for a discussion of the push down of goodwill to CKL.

Cash and Cash Equivalents — CKL’s cash resources have been provided by MTL, which uses a centralized approach to cash management. As such, these financial statements include only those cash balances held by CKL and there has been no allocation to CKL of cash held by MTL or its subsidiaries (excluding CKL).

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial statements are prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

1.      Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less when purchased.

2.      Use of Estimates

In preparing the Company’s financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

3.      Fair Value of Financial Instruments

The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities) approximates their fair value due to the short term maturities of such instruments.

4.      Translation of Foreign Currencies

The financial statements of the Company have been prepared in U.S. dollars, as the dollar is its functional currency. Since the Company’s operations are funded in U.S. dollars and a substantial portion of its costs is incurred in U.S. dollars, management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

 NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. All transaction gains and losses from remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expense, as appropriate.

5.      Issuance Costs On Rights Offering

Issuance costs on rights offering are costs directly related to the rights offering that will be accounted for as share issuance costs in the period in which the rights offering was successfully completed.

6.      Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on property and equipment on the straight-line basis over the estimated useful lives of such assets. The useful lives of property and equipment are as follows:

Useful Lives In Years
Equipment	7
Computers	3
Furniture and office equipment	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

Depreciation and amortization expense on property and equipment for the years ended December 31, 2005, 2006 and 2007 amounted to $65,000, $64,000 and $44,000, respectively.

7.      Goodwill

The Company applies Staff Accounting Bulletin No. 54, which generally requires that the push down basis of accounting be applied in the separate financial statements of a subsidiary that is substantially wholly-owned by the parent company. Accordingly, goodwill has been recorded in the Company’s financial statements to reflect the allocated portion of the difference between the purchase price and the value of net assets acquired by MTL in connection with MTL’s acquisitions of minority interests. In accordance with SFAS 142, goodwill is not amortized, but rather is subject to a test for impairment at lease annually. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount, including Goodwill. During the years ended December 31, 2005, 2006 and 2007, no impairment losses were identified. See note A for a discussion of the allocation on goodwill to the Company.

8.      Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. During 2005, 2006 and 2007, no impairment losses have been identified.

9.      Stock-based Compensation

Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, on a modified prospective basis. Under this method, compensation cost recognized beginning January 1, 2006 will include costs related to 1) all share-based payments (stock options and restricted stock awards) granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and 2) all share-based payments granted subsequent to December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation cost for stock options is generally recognized ratably over the vesting period.

Prior to the adoption of SFAS 123(R), the Company applied SFAS 123, amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which allowed companies to apply the existing accounting rules under APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. In general, as the exercise

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

price of options granted was equal to the market price of the underlying stock on the grant date, no stock-based employee compensation cost was recognized in the net loss attributed to common stockholders for periods prior to the adoption of SFAS 123(R).

10.     Research and Development Costs

Research and development costs, which are charged to operations as incurred, consist primarily of labor, materials, subcontractors and consultants, and occupancy costs, as well as depreciation and amortization of property and equipment.

11.     Net Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”). Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares plus dilutive potential ordinary shares considered outstanding during the period. See Note E-1 for a discussion of loss per share retroactive adjustment included in these financial statements.

Weighted-average number of shares used in computing basic and diluted net loss per share have been retroactively adjusted for all periods presented in the statements of operations to give effect to shares that were issued to stockholders as a bonus element in the rights offering.

12.     Severance Pay

The liability of the Company in Israel for severance pay, which comprises the Company’s entire severance pay obligation, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for all of its employees in Israel is fully provided by an accrual and by monthly deposits with insurance companies and other financial institutions. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these deposited funds is recorded as an asset in the Company’s carve-out balance sheet as of December 31, 2006 and the balance sheet as of December 31, 2007. Severance expenses for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $249,000, $40,000 and $54,000, respectively.

13.     Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any income tax uncertainties. Pursuant to the provisions of FIN 48, the differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption would be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. The Company files Israeli income tax returns and may be subject to examination by the Israeli tax authorities for the years 2006 and 2007.

The adoption of FIN 48 did not have a material impact on the Company’s financial statements and no accruals for tax contingencies were recorded.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

14.     Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are invested in banks. Management believes that the Company’s cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

15.     Recently Issued Accounting Pronouncements in the United States

In June 2007, the Emerging Issues Task Force of the FASB (“EITF”) reached a consensus on Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (EITF 07-3).  EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. The deferred amounts would be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided.  This pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2007 and earlier application is permitted.  EITF 07-3 is to be applied prospectively for new contracts entered into on or after the effective date. The adoption of this pronouncement is not expected to have a material effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (the “FSP”).  The FSP amends SFAS No. 157 to delay the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually).  For items within its scope, the FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its financial statements, if any.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment.  SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment.  Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007.  SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations.  The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.  The Company is currently assessing the potential impact that the adoption of SAB 110 could have on its financial statements.

Cell Kinetics Ltd.
Notes to Financial Statements

NOTE C — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2006	2007

Employees and related liabilities	$185,000	$109,000
Professional services	46,000	—
Subcontractors and consultants	30,000	11,000
Others	11,000	21,000
	$272,000	$141,000

NOTE D — OTHER LONG-TERM LIABILITIES

At December 31, 2007, other long-term liabilities represented costs incurred in the amount of approximately $471,000 in connection with the Company’s rights offering, which was completed in January 2008. Of such amount, costs aggregating approximately $316,000 represent amounts that were paid by MTL and Medis El on behalf of the Company before December 31, 2007. See Note F for more details on the promissory note to Medis El with respect to such rights offering costs paid by MTL and Medis El.

NOTE E — STOCKHOLDERS’ EQUITY

Share Capital

As of December 31, 2006, the Company had 10,000,000 authorized shares of .01 New Israeli Shekel (“NIS”) par value ordinary shares, of which 1,000,000 shares were issued and outstanding All such shares were issued to Medis El in May 2002 for aggregate proceeds of approximately $2,000, which were paid in September 2006.  In July 2007, the Company increased its authorized ordinary shares to 30,000,000 shares and issued 15,500,000 ordinary shares at their par value of .01 NIS per share to Medis El in connection with the transfer of Medis El’s CellScan and Cell Carrier related operations, including its intellectual property rights, to the Company, pursuant to the terms of an asset purchase agreement (See note F for a discussion of the asset purchase agreement). Since Medis El owned 100% of the outstanding shares of the Company both before and after the issuance of the 15,500,000 shares at their par value described above and since these financial statements reflect Medis El’s CellScan and Cell Carrier operations from the inception of Medis El in July 1992, in accordance with Accounting Research Bulletin No. 43 “Restatement and Revision of Accounting Research Bulletins” Chapter 7: Capital Accounts (“ARB 43”), the issuance of such shares has been accounted for as a stock split-up effected in the form of a dividend. In accordance with SEC Staff Accounting Topic 4.C and SFAS No. 128 outstanding shares, basic and diluted net loss per share, weighted-average number of common shares used in computing basic and diluted net loss per share, included in these financial statements have been retroactively adjusted for all periods presented to reflect this issuance of 15,500,000 shares of ordinary shares pursuant to the stock split-up effected in the form of a dividend.

On January 7, 2008, subsequent to the balance sheet date, the Company completed an over subscribed rights offering to the shareholders of MTL, under which the Company issued 3,492,788 shares and 1,746,300 four year warrants to purchase the Company’s ordinary shares at an exercise price of $0.60 per share for total gross proceeds of approximately $1,048,000 and less issuance costs aggregating approximately $593,000. As of December 31, 2007, the Company’s balance sheet includes non-current assets of $512,000 for costs incurred on the rights offering and other long-term liabilities of $471,000 related to the rights offering, of which $316,000 was paid by MTL and Medis El on behalf of the Company. Upon consummation of the offering, MTL continued to own, indirectly through its lower tier subsidiaries approximately 82.5% of CKL and the participating MTL shareholders owned the balance.

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

Stock Options

Medis Technologies Stock Options

During the year ended on December 31, 2007, MTL granted options to purchase an aggregate of 775,000 shares of its common stock under its 2007 Equity Incentive Plan to employees, officers and directors of MTL. The following table sets forth the terms of such grants:

Grant Date	Exercise Price*	Number of Options Granted	Vesting Period Years	Expiration Period Years
January, 2007	$ 17.39	10,000	1.00	4.00
March, 2007	17.61	6,000	1.00	4.00
June, 2007	14.90	254,000	1.00	4.00
June, 2007	13.83	2,500	0.51	4.00
June, 2007	13.83	2,500	1.51	4.00
July, 2007	14.23	330,500	1.00	4.00
August, 2007	11.19	165,000	1.00	4.00
October, 2007	13.15	4,500	1.00	4.00
		775,000
 __________
* The market price of MTL’s common stock on the grant date.

In accordance with SFAS 123(R), share based compensation is based on the grant-date fair value estimate and is recognized over the vesting term of such options, net of an estimated forfeiture rate. MTL estimates the fair value of stock based awards, accounted for in accordance with SFAS 123 (R), using the Black-Scholes option pricing model for such options using the following weighted average assumptions for the year ended December 31, 2007:

Dividend yield	0%
Expected term (years)	2.28-3.80
Risk-free interest rate	4.0%-4.92%
Volatility	58%-61%
Forfeiture rate	0%-3.43%

In July, 2007, MTL granted 50,000 shares of restricted stock under its 2007 Equity Incentive Plan to each of its Chairman and Chief Executive Officer and its Deputy Chairman and Chief Operation Officer (both of whom are Principal Stockholders of the Company). Such shares of restricted stock shall vest in full after one year. MTL accounted for such shares of restricted stock in accordance with SFAS 123(R), using the Black-Scholes option pricing model assuming a 4.91% risk free interest rate, 0% dividend yield, expected term of 1 year and 66% volatility.

The following table illustrates the effect on net loss attributed to ordinary shares and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation during the year ended December 31, 2005:

Year Ended December 31, 2005
Net loss for the year as reported	$(1,771,000)
Add: Stock-based employee compensation expense (income) included in the reported loss	(2,000)
Deduct: Stock-based employee compensation expense determined under fair value based method	(494,000)
Pro forma net loss	$(2,267,000)
Basic and diluted net loss per share as reported	$(.11)
Pro forma basic and diluted net loss per share	$(.14)

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Year Ended December 31, 2005
Dividend yield	0%
Risk-free interest rate	3.80%
Expected life in years	3.0
Volatility	70%

The exercise price of all options granted in 2005 was equal to the market price and the fair value of such options was $7.25.

Cell Kinetics Stock Options

In July 2007 the Company’s board of directors approved an equity incentive plan for employees, directors, consultants and advisors of the Company. The plan has an initial pool of 1,400,000 options and/or restricted shares, and/or restricted share units and is intended to qualify for capital gains tax treatment under Section 102 of the Israeli Income Tax Ordinance. The plan provides for the award of both incentive and nonqualified stock options under the U.S. Internal Revenue Code.

Pursuant to its employment agreement with its chief executive officer (“CEO”), the Company granted to its CEO options to purchase 2% of the issued shares of the Company on May 1, 2006, the date of the employment agreement. Such options are exercisable at their par value of .01 New Israeli Shekels and vest according to the following schedule: 30% on December 31, 2006 and 8.75% on the last day of each quarter beginning on March 31, 2007 and ending on December 31, 2008. The Company has accounted for these stock options in accordance with SFAS 123R. Using the Black-Scholes option pricing model, the Company has estimated the aggregate fair value of such options granted to be approximately $98,000.

In October 2007, the Company granted options to purchase an aggregate of 506,750 shares of its ordinary shares to employees, officers, directors and to a non-employee consultant. Such options are exercisable at $.30 per share and expire seven years from the date of the grant. Of such options granted, 381,750 granted to employees, officers and to a non-employee consultant vest in equal installments on each of the first three anniversaries of the grant date. The remaining 125,000 options granted to directors vest quarterly in equal installments in December 31, 2007, March 2008, June 2008 and September 2008. Using the Black-Scholes option pricing model with the assumptions set forth below, the Company has estimated the aggregate fair value of such options granted to be approximately $58,000.

Dividend yield	0%
Expected term (years)	3.63-5.00
Risk-free interest rate	4.24%
Volatility	41%-46%
Forfeiture rate	0%

The Company measures the compensation cost of employee options based on the fair value method as stated in SFAS 123R. The computation of expected volatility is based on realized historical stock price volatility of certain public companies that the Company considered to be comparable. The fair value assigned to the Common stock in order to calculate the compensation resulting from employee options, was determined primarily by management. In determining fair value, management has considered a number of factors, including valuations and appraisals. The Company used the “simplified” method to establish the expected term of awards as allowed under SAB 107. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

During the year ended December 31, 2006, the Company recorded compensation costs related to options issued of approximately $181,000, of which $173,000 and $8,000 were recorded as G&A expense and research and development costs, respectively. Such amounts include $67,000 related to options that were granted to Company personnel and $114,000 that were allocated to the Company based on the methodology detailed in Note A-2.

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

During the year ended December 31, 2007, the Company recorded compensation costs related to options issued of approximately $255,000, of which $241,000 and $14,000 were recorded as G&A expense and research and development costs, respectively. Such amounts include $44,000 related to options that were granted to Company personnel and $211,000 that were allocated to the Company based on the methodology detailed in Note A-2.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s net loss for the year ended December 31, 2006, was $181,000 greater than if the Company had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25 (“APB 25”). Basic and diluted net loss per share for the year ended December 31, 2006 is $.01 greater than it would have been if the Company had continued to account for share-based compensation under APB 25.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s net loss for the year ended December 31, 2007, was $255,000 greater than if the Company had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25 (“APB 25”). Basic and diluted net loss per share for the year ended December 31, 2007 is $.01 greater than it would have been if the Company had continued to account for share-based compensation under APB 25.

In January 2008, subsequent to the balance sheet date, the Company granted options to purchase an aggregate of 10,000 shares of its ordinary shares to a consultant. Such options are exercisable at $.60 per share, expire seven years from the date of the grant and vest in equal installments on each of the first three anniversaries of the grant date.

The following table presents the Company’s stock option activity for employees, officers, directors and non-employee consultant of the Company for the years ended December 31, 2006 and 2007:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2005	—		$—
Granted	330,000		*—
Exercised	—		—
Forfeited or expired	—		—
Outstanding at December 31, 2006	330,000	$	*—
Granted	506,750		0.30
Exercised	—		—
Forfeited or expired	—		—
Outstanding at December 31, 2007	836,750		$0.18
Number of options exercisable at December 31, 2007	245,750		$—
Vested and expected to vest at December 31, 2007	836,750		$0.18
Vested and expected to vest at December 31, 2006	330,000		$—
__________
*Represents price less than one cent.

As of December 31, 2007, there were unrecognized compensation costs of  approximately $52,000 related to stock options that are expected to be recognized in future periods (exclusive of amounts that may be allocated to the Company by Medis El and by MTL).

NOTE E — STOCKHOLDERS’ EQUITY (Continued)

The following table summarizes information about options to employees, officers, directors and a non-employee consultant outstanding at December 31, 2007 under Cell Kinetics plans:

Options Outstanding						Options Exercisable
Exercise Price		Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life Years	Exercise Prices		Exercisable at December 31, 2007	Exercise Prices
$	*—	330,000	6.79	$	*—	214,500	$	*—
	$0.30	506,750	6.76		$0.30	31,250		$0.30
		836,750				245,750

*Represents price less than one cent.

NOTE F — COMMITMENTS AND CONTINGENT LIABILITIES AND STRATEGIC AGREEMENTS

License and Service Agreements — As of May 1, 2006, the Company entered into a license and service agreement with Medis El and MTL, pursuant to which they provide personnel, administrative services, equipments usage and facilities to the Company and pursuant to which Medis El has granted a license to the Company to use certain of its CellScan and Cell Carrier related intellectual property and certain other assets in connection with the carrying-out of the Company’s business. Under the Agreement, Medis El and MTL charge the Company at cost, as an additional contribution to the share capital issued to Medis.

In July 2007, the Company entered into a service agreement with Medis El and MTL pursuant to which Medis El and MTL provide administrative services, equipment usage and facilities to the Company in connection with the carrying-out of the Company’s business. Medis El and MTL have agreed to charge the Company at cost for such services provided, as a contribution to the Company’s capital, for a period of 18 months from the January 7, 2008 rights offering completion date (See Note E-1 for a discussion of the contemplated rights offering).

Asset Purchase Agreement — As of July 2007, the Company entered into an Asset Purchase Agreement with Medis El whereby Medis El’s transferred its CellScan and Cell Carrier related business, including intellectual property rights, and other related assets and liabilities to the Company, in consideration of 15,500,000 of the Company’s ordinary shares. As these financial statements reflect the carve-out of the operations of CKL as if it had been a separate legal entity from the inception of Medis El in July 1992, Medis El’s CellScan and Cell Carrier related intellectual property and other assets, liabilities and related charges to operations are already reflected herein.

CellScan License — Medis El Ltd acquired the rights to the CellScan in August 1992 by assignment from IAI of a license from Bar Ilan University (the “University”) to IAI. Medis El paid IAI $1,000,000 in consideration of the assignment of the license and for certain tooling and equipment. The license is a perpetual worldwide license to develop, manufacture and sell the CellScan, and to sublicense the right to manufacture and sell the device. The license includes all rights to the University’s CellScan patents, know-how and inventions including any subsequently acquired, and all improvements thereto. Medis El is obligated to pay the University a royalty for a twenty-year period beginning in 1995. For the first ten years, the royalty is at the rate of 6.5% of proceeds of sales (after deducting sales commissions and other customary charges) and 4.5% on any fees received from granting territorial rights. The royalty for the second ten-year period is 3.5% on all revenues whether from sales or fees. In addition to such royalty payments, the Company is required to grant $100,000 to the University during the first year that the Company’s after-tax profits exceed $300,000. On July 26, 2007, Medis El assigned all of its intellectual property rights to the CellScan, including the Cell Carrier, to the Company and delegated its royalty payment commitments to the Company. No royalties were required to be paid during the three years ended December 31, 2005, 2006 and 2007.

Other Royalties — In consideration of grants by the State of Israel, Medis El is obligated to pay royalties of 3% of sales of products developed with funds provided by the State of Israel until the dollar linked amount equal to the grant payments received by Medis El is repaid in full. Total grants received with respect to the CellScan technologies, net of royalties paid as of December 31, 2002, aggregate $2,434,000. On July 26, 2007, in connection with its transfer to the Company of its intellectual property rights to the CellScan, including the Cell Carrier, Medis El delegated its royalty payment commitments to the Company. No royalties were required to be paid during the three years ended December 31, 2005, 2006 and 2007.

NOTE F — COMMITMENTS AND CONTINGENT LIABILITIES AND STRATEGIC AGREEMENTS (Continued)

Investment in Scorpion Surgical Technologies, Ltd. — In July 2007, the Company entered into an agreement with Scorpion Surgical Technologies, Ltd. (“Scorpion”), whereby it agreed to acquire 20,000 shares which represents a 23.6% equity interest in Scorpion for $150,000, in three equal installments. The first 6,666 shares were acquired in July 2007, upon the Company’s payment of the first $50,000 installment. The acquisition of the remaining 13,334 shares and the final two payments are subject to the performance of milestones that provide for the Company’s completion of an equity fund raising of at least $1,500,000 and Scorpion’s signing an agreement with a medical research center for the performance of clinical trials, as well as the fulfillment of several administrative conditions. The Company was also given the right to appoint a director to Scorpion’s board of directors. After completion of the second milestone payment, subject to the terms of the agreement and for a period to end not later than March 31, 2009, the director that the Company appoints will have a veto right with respect to the following matters: issuance of securities, adoption of stock option plans, approval or modification of annual budgets, related party transactions and other material transactions outside the ordinary course of business. Additionally, the Company has been granted a right of first refusal with respect to Scorpion’s next round of financing, for a period of 24 months from the date of the agreement. Such right of first refusal would allow the Company to acquire up to 75% of the securities offered based upon the lower of a pre-money valuation set forth in a bona fide offer made to Scorpion by a third party or a valuation of $3,500,000. The chief executive officer of CKL is a director and co-founder of Scorpion. The Company has recorded its investment in Scorpion as in-process research and development expense.

Funding arrangements with Medis and Medis El — In July 2007, Medis agreed to provide to the Company a cash capital contribution of up to $1,500,000 over an 18 month period on an as needed basis commencing on the January 7, 2008 completion date of its rights offering. Medis has also agreed that, following the completion of such offering, it will provide the Company with such office and laboratory facilities as it may reasonably require to further the commercialization of the Cell Carrier and to launch and operate its proposed medical device incubator and will provide it with administrative and professional services, at cost as a contribution to its capital, for a period of not less than 18 months thereafter. Medis has also committed to provide the Company with additional financing to carry out its operations through at least January 7, 2009, if its other resources are insufficient for such period of time. On June 30, 2008, subsequent to the balance sheet date, Medis El provided funding to the Company in the amount $1,500,000, pursuant to a non-interest bearing, unsecured promissory note, with a due date of January 1, 2010 – subject to certain other repayment conditions that are based on the Company’s receiving alternative sources of financing for its operations or the sale or the Company’s business to or merger it with a third party.  At the option of Medis El, any remaining balance on the promissory note may be contributed to our capital. Also on June 30, 2008, subsequent to the balance sheet date, the Company entered into a second promissory note with Medis El in the amount of $394,938, representing issuance costs related to our rights offering that MTL and Medis El advanced on the Company’s behalf. Such promissory note is on substantially the same terms as the promissory note described above.

 NOTE G — INCOME TAXES

Tax laws applicable to the Company in Israel:

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI.

Commencing in 2008, the Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). The Company is not permitted to change such election for a period of three years. Accordingly, commencing  in 2008, the Company’s results of operations for tax purposes will be measured in U.S. dollars.

Tax rates applicable to the Company are as follows:

The income of the Company is taxed under Israeli law at regular rates. On July 25, 2005, the “Knesset” (Israeli Parliament) passed the Law for the Amendment of Income Tax Ordinance (No. 147), 2005 which prescribes, among others things, a gradual decrease in the corporate tax rates in Israel to the following tax rates: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

Since the Company provided a full valuation allowance for its deferred tax assets, the abovementioned amendment had no effect on these financial statements.

Carryforward losses:

As of December 31, 2007, the Company had net operating losses, for Israeli tax purposes, aggregating approximately $1,784,000, which, pursuant to Israeli tax law, may be carried forward and offset against taxable income in the future for indefinite period.

Open Tax Years:

The Company files Israeli income tax returns and may be subject to examination by the Israeli tax authorities for the years 2006 through 2007.

Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2006	2007
Net operating loss carryforward	$34,000	$446,000
Other differences	54,000	275,000
	88,000	721,000
Valuation allowance	(88,000)	(721,000)
Deferred tax assets, net of valuation allowance	$—	$—

Reconciliation of the theoretical tax benefit to the actual tax expense benefit:

In 2005, 2006 and 2007, the main reconciling items between the statutory tax rate of the Company and the effective tax rate are carryforward tax losses, for which a full valuation allowance was provided.

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